EXHIBIT 99.1

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended March 31, 2014, 2013 and 2012
(Expressed in Canadian Dollars)

Index	Page

Management’s Responsibility for Financial Reporting	1

Reports of Independent Registered Public Accounting Firm	2 – 3

Consolidated Financial Statements

Consolidated Statements of Financial Position	4

Consolidated Statements of Operations and Comprehensive Loss	5

Consolidated Statements of Changes in Shareholders’ Equity	6 – 8

Consolidated Statements of Cash Flows	9

Notes to Consolidated Financial Statements	10 – 34

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Levon Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the IASB and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial position of the Company as at March 31, 2014 and 2013 and its financial performance and its cash flows for the years ended March 31, 2014, 2013 and 2012 have been audited by Smythe Ratcliffe LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“Ron Tremblay”	“Annie Chan”
Ron Tremblay	Annie Chan, CA
CEO	CFO

Vancouver, British Columbia
June 20, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the accompanying consolidated financial statements of Levon Resources Ltd., which comprise the consolidated statements of financial position as at March 31, 2014 and 2013 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2014, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Levon Resources Ltd. as at March 31, 2014 and 2013, and its financial performance and its cash flows for the years ended March 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Other Matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at March 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992 framework) and our report dated June 20, 2014, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada
June 20, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited Levon Resources Ltd.’s (the “Company”) internal control over financial reporting as of March 31, 2014 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992 framework). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risks. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992 framework).

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of March 31, 2014 and 2013 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2014, 2013 and 2012, and our report dated June 20, 2014 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada
June 20, 2014

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
March 31

	2014	2013
ASSETS
Current
Cash and cash equivalents	$41,685,776	$49,311,914
Amounts receivable	43,511	46,705
Prepaid expenses	52,414	51,474
Investments (Note 4)	291	3,977
	41,781,992	49,414,070

Non-current assets
Due from related party (Note 10)	-	5,564
Reclamation deposits (Note 5)	32,629	32,629
Amounts receivable	3,051,668	2,492,845
Exploration and evaluation assets (Note 6)	128,763,649	126,601,959
Property and equipment (Note 7)	106,248	134,429
Total Assets	$173,736,186	$178,681,496

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$193,365	$162,686
Due to related parties (Note 10)	81,666	81,540

Total Liabilities	275,031	244,226

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	230,664,826	230,664,826
Reserves	15,498,406	16,243,081
Accumulated other comprehensive loss	(26,519)	(25,496)
Deficit	(72,675,558)	(68,445,141)

Total Equity	173,461,155	178,437,270

Total Liabilities and Shareholders’ Equity	$173,736,186	$178,681,496

Approved on behalf of the Board:

“Gary Robertson”	Director
Gary Robertson

“Ron Tremblay”	Director
Ron Tremblay

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
Years ended March 31

	2014	2013	2012
Expenses
Consulting and management fees (Note 10)	$732,234	$679,691	$1,007,640
Depreciation (Note 7)	20,792	35,487	12,211
Directors' fees	97,500	101,000	-
Exploration (Note 6)	3,946,833	4,718,354	10,792,719
Foreign exchange loss (gain)	(157,665)	(265,329)	154,227
Listing and filing fees	95,448	82,773	309,261
Office, occupancy and miscellaneous (Note 10)	173,735	128,714	182,491
Professional fees	155,866	87,965	338,551
Salaries and benefits (Note 10)	236,828	239,799	234,249
Share-based payments (Note 9)	103,306	1,023,915	251,082
Shareholder relations and promotion (Note 10)	217,133	217,157	249,556
Travel (Note 10)	68,043	193,507	203,492

	(5,690,053)	(7,243,033)	(13,735,479)
Gain on disposal of investment (Note 4)	1,882	-	-
Interest income	609,773	473,526	610,646

Net Loss for Year	(5,078,398)	(6,769,507)	(13,124,833)

Other Comprehensive Loss
Unrealized loss on investments (Note 4)	(1,023)	(3,733)	(15,616)

Total Comprehensive Loss for Year	$(5,079,421)	$(6,773,240)	$(13,140,449)

Loss Per Share, Basic and Diluted	$(0.03)	$(0.03)	$(0.07)

Weighted Average Number of Common Shares Outstanding	199,854,423	199,810,861	194,269,099

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, March 31, 2011	163,898,989	$169,689,837	$15,789,582	$8,931,372	$24,720,954	$(6,147)	$(50,010,304)	$144,394,340

Common shares issued for cash:
Brokered financing	20,600,000	40,170,000	-	-	-	-	-	40,170,000
Share issuance costs	-	(2,353,848)	-	-	-	-	-	(2,353,848)
Exercise of options	925,000	366,000	-	-	-	-	-	366,000
Exercise of warrants	14,325,443	14,464,470	-	-	-	-	-	14,464,470
Non-cash share issuance costs	-	(950,766)	-	950,766	950,766	-	-	-
Transfer of reserves on exercise of warrants and options	-	9,222,973	(291,601)	(8,931,372)	(9,222,973)	-	-	-
Shares issued on acquisition of Valley High Ventures Ltd.	4,991	-	-	-	-	-	-	-
Transfer of reserves on expiry of warrants and options	-	-	(235,814)	-	(235,814)	-	235,814	-
Share-based payments	-	-	251,082	-	251,082	-	-	251,082
Net loss for the year	-	-	-	-	-	-	(13,124,833)	(13,124,833)
Unrealized loss on investments	-	-	-	-	-	(15,616)	-	(15,616)
Balance, March 31, 2012	199,754,423	$230,608,666	$15,513,249	$950,766	$16,464,015	$(21,763)	$(62,899,323)	$184,151,595

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, March 31, 2012	199,754,423	$230,608,666	$15,513,249	$950,766	$16,464,015	$(21,763)	$(62,899,323)	$184,151,595

Common shares issued for cash:
Exercise of options	100,000	35,000	-	-	-	-	-	35,000
Transfer of reserves on exercise of options	-	21,160	(21,160)	-	(21,160)	-	-	-
Transfer of reserves on expiry of warrants and options	-	-	(272,923)	(950,766)	(1,223,689)	-	1,223,689	-
Share-based payments	-	-	1,023,915	-	1,023,915	-	-	1,023,915
Net loss for the year	-	-	-	-	-	-	(6,769,507)	(6,769,507)
Unrealized loss on investments	-	-	-	-	-	(3,733)	-	(3,733)
Balance, March 31, 2013	199,854,423	$230,664,826	$16,243,081	$-	$16,243,081	$(25,496)	$(68,445,141)	$178,437,270

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, March 31, 2013	199,854,423	$230,664,826	$16,243,081	$-	$16,243,081	$(25,496)	$(68,445,141)	$178,437,270

Transfer of reserves on expiry of options	-	-	(847,981)	-	(847,981)	-	847,981	-
Share-based payments	-	-	103,306	-	103,306	-	-	103,306
Net loss for the year	-	-	-	-	-	-	(5,078,398)	(5,078,398)
Unrealized loss on investments	-	-	-	-	-	(1,023)	-	(1,023)
Balance, March 31, 2014	199,854,423	$230,664,826	$15,498,406	$-	$15,498,406	$(26,519)	$(72,675,558)	$173,461,155

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
Years ended March 31

	2014	2013	2012

Operating Activities
Net loss	$(5,078,398)	$(6,769,507)	$(13,124,833)
Items not involving cash:
Depreciation	33,674	36,469	20,089
Foreign exchange gain	18,108	82,257	340,678
Share-based payments	103,306	1,023,915	251,082
Gain on disposal of investment	(1,882)	-	-

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	(556,569)	(484,768)	(1,509,772)
Accounts payable and accrued liabilities	30,680	(225,967)	(244,927)
Due to/from related parties	5,690	(238,179)	92,208

Cash Used in Operating Activities	(5,445,391)	(6,575,780)	(14,175,475)

Investing Activities
Recoveries (expenditures) on exploration and evaluation assets	(2,161,690)	(2,041,998)	160,000
Equipment acquisitions	(5,493)	(75,040)	(89,237)
Proceeds on disposition of investment	4,544	-	-

Cash Provided by (Used in) Investing Activities	(2,162,639)	(2,117,038)	70,763

Financing Activity
Issue of share capital for cash, net of issuance costs	-	35,000	52,646,622

Cash Provided by Financing Activity	-	35,000	52,646,622

Foreign Exchange Effect on Cash	(18,108)	(82,257)	(340,678)
Inflow (Outflow) of Cash	(7,626,138)	(8,740,075)	38,201,232
Cash and Cash Equivalents, Beginning of Year	49,311,914	58,051,989	19,850,757

Cash and Cash Equivalents, End of Year	$41,685,776	$49,311,914	$58,051,989

The accompanying notes are an integral part of these consolidated financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

1.	NATURE AND CONTINUANCE OF OPERATIONS

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965.  The Company is an exploration stage public company whose principal business activities are the exploration for and development of exploration and evaluation properties in Mexico. There have been no significant revenues generated from these activities to date.  The address of the Company’s registered office is Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Company to raise alternative financing.

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s functional currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting with the exception of cash flow information.  The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on June 20, 2014.

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

2.	BASIS OF PRESENTATION (Continued) Significant accounting judgments and estimates

The preparation of financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the consolidated financial statements and estimates with a risk of material adjustment are:

(a)	Realization of exploration and evaluation assets
The investment in exploration and evaluation assets on the Cordero Project comprise a significant portion of the Company’s assets.  Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of local governmental requirements, the attainment of successful production from the properties, or from the proceeds upon disposal of the Company’s properties.   Resource exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

(b)	Environmental
Environmental legislation is becoming increasingly stringent and the costs of regulatory compliance are increasing.  The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions.  If the restrictions adversely affect the scope of exploration and development of the Cordero Project, the potential for production on the property may be diminished or negated.

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations, are initially recognized and recorded as a liability based on estimated future cash flows discounted at a credit adjusted risk free rate.

At March 31, 2014 and 2013, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

2.	BASIS OF PRESENTATION (Continued)

(c)	Impairment assessment
At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

At March 31, 2014 and 2013, there are no indications that suggest that the Company’s assets are impaired.

(d)	Recoverability of amounts receivable
The balance in amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax. At March 31, 2014 and 2013, there are no indications that suggest that the Company’s Mexican value added tax are not recoverable.

(e)	Valuation of share-based payments
The Company uses the Black-Scholes option pricing model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

(f)	Income taxes
In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income (loss) and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. There were no significant changes in estimates during the fourth quarter of the year ended March 31, 2014.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

	Jurisdiction	Nature of Operations
Valley High Ventures Ltd. (“VHV”)	British Columbia, Canada	Holding Company
Citrine Investment Holdings Limited	British Virgin Islands	Holding Company
Minera Titan S.A. de C.V	Mexico	Exploration Company
Aphrodite Asset Holdings Ltd	British Virgin Islands	Holding Company
Turney Assets Limited	British Virgin Islands	Holding Company
Mineral El Camino S.A. de C.V.	Mexico	Holding Company
Administracion de Projectos Levon en Mexico S.A. de C.V.	Mexico	Mexican operations administration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Financial instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held-to-maturity, available-for-sale, loans and receivables or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, amounts receivable, reclamation deposits, investments, due from related party, due to related parties and accounts payable. At initial recognition management has classified financial assets and liabilities as follows.

The Company has classified its cash and cash equivalents as FVTPL. Investments are classified as available-for-sale with changes in fair value recorded through other comprehensive income. Amounts receivable, reclamation deposits and amounts due from related parties are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

Financial assets and financial liabilities are recognized on the consolidated statements of financial position when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives, or financial assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets (Continued)

Loans and receivables – These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity dates. They are initially recognized at fair value and subsequently carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments – These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statements of operations and comprehensive loss.

Available-for-sale – Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income, within equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statements of operations and comprehensive loss.

Transactions costs associated with fair value through profit or loss financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss.

Other financial liabilities – Liabilities in this category are initially recognized at fair value, net of transaction costs, and are subsequently stated at amortized cost.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair value hierarchy

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significant inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash, bank deposits, cashable guaranteed investment certificates (“GIC”) and short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties.  The Company capitalizes all costs relating to the acquisition of mineral claims, and expenses all costs relating to the exploration and evaluation of mineral claims.

All exploration and evaluation expenditures are expensed until properties are determined to contain economically viable reserves.  When economically viable reserves have been determined, technical feasibility has been determined and the decision to proceed with development has been approved, the subsequent costs incurred for the development of that project will be capitalized as mining properties, a component of property and equipment.

All capitalized exploration and evaluation assets are monitored for indicators of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure and evaluation assets are not expected to be recovered, they are charged to operations.

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction-in-progress until the asset is available for use, at which point the asset is classified as property and equipment. Once commercial production has commenced, mine, mill, machinery, plant facilities and certain equipment will be depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate to.

Depreciation is calculated on a declining-balance basis at the following annual rates:

Computer equipment	30%
Furniture and equipment	20%
Vehicles	30%
Machinery equipment	30%

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment

At each reporting date, the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events; it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related exploration and evaluation assets. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to profit or loss. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price for common shares.

Share-based payments

The stock option plan described in Note 8 allows the Company's directors, employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in reserves.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at the option’s grant date, and the fair value of non-employee options is measured at the date or over the period during which goods or services are received. The fair value of each tranche of options granted, which do not vest immediately on grant, is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Share-based payments is credited to the reserve for options. If the options are later exercised, their fair value is transferred from the reserve to share capital. If the options expire unexercised or are forfeited or cancelled subsequent to vesting, the initial fair value is transferred from the reserve to deficit.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares.  In the Company's case, diluted loss per share is the same as basic loss per share, as the effects of including all outstanding options and warrants would be anti-dilutive.

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax.  Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting standards and interpretations not yet adopted

The following new standards interpretations and amendments to existing standards have been issued by the IASB but are not effective for the year-ended March 31, 2014; all of the new and revised standards described below may be early-adopted. Some updates that are not applicable or are not consequential to the Company have been excluded from the list below.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36) - Amends IAS 36 Impairment of Assets to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where recoverable amount (based on fair value less costs of disposal) is determined using a present value technique. Applicable to annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of adopting amendments of IAS 36 on our consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) - Amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

•	the meaning of “currently has a legally enforceable right of set-off”
•	the application of simultaneous realization and settlement
•	the offsetting of collateral amounts
•	the unit of account for applying the offsetting requirements.

Applicable to annual periods beginning on or after January 1, 2014.

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 Financial Instruments – Recognition and Measurement for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in other comprehensive income.

IFRS 9 mandatory adoption has been indefinitely postponed by the IASB, and has no stated effective date. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

4.	INVESTMENTS

March 31, 2014, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Great Thunder Gold Corp. *	11,632	$26,811	$(26,520)	$291

At March 31, 2013, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc. *	34,897	$26,811	$(26,114)	$697
Avino Silver & Gold Mines Ltd. **	2,200	2,662	618	3,280
		$29,473	$(25,496)	$3,977

*  During the year ended March 31, 2014, Mill Bay Ventures Inc. changed its name to Great Thunder Gold Corp. and had a one for three share consolidation.

**  During the year ended March 31, 2014, the Company sold 2,200 shares of Avino Silver & Gold Mines Ltd. for $4,544 and recognized a gain on disposition of $1,882.

5.	RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits, as required by certain government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000 with maturity dates ranging from September 18, 2014 to January 13, 2015 and interest rates at 0.80%. These deposits are renewed annually.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

6.	EXPLORATION AND EVALUATION ASSETS

The Company has capitalized the following acquisition expenditures:

Cordero Sanson

Balance, March 31, 2012	$124,559,961
Additions during the year	2,041,998
Balance, March 31, 2013	126,601,959
Additions during the year	2,161,690
Balance, March 31, 2014	$128,763,649

The Company incurred the following exploration expenditures, which were expensed in the consolidated statement of operations and comprehensive loss for the years ended March 31, 2014, 2013 and 2012:

Cardero Sanson (Note 6(c))	2014	2013	2012

Assays	$371,501	$381,036	$1,595,134
Drilling and exploration	1,930,792	1,050,438	4,260,933
Geological and management services	847,281	2,239,723	4,345,333
Machinery rental	170,356	216,471	-
Mining rights	123,574	117,148	-
Payroll and general supplies	219,031	240,365	591,319
Professional fees	126,806	111,627	-
Travel	129,472	-	-
Waste collection	28,020	64,108	-
Water well construction	-	297,438	-
Balance, March 31	$3,946,833	$4,718,354	$10,792,719

(a)	Congress claims

The Company owns a 50% leasehold interest in certain claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25,1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty (“NSR”) held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims, as Veronex had transferred its interest to another company against the terms of the original agreement and had not complied with other terms of agreement.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

6.	EXPLORATION AND EVALUATION ASSETS (Continued)

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in certain mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014.

(c)	Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly-owned by VHV by agreement with long-standing ranch families and small local mining companies, and certain other claims that were staked by the Company.

(d)	Other claims include the Eagle, Ruf and Norma Sass, and Wayside as described below:

(i)	Eagle claims

The Company holds a 50% interest in certain lode mining claims located in Lander County, Nevada. The claims are subject to a 3% NSR.

(ii)	Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Gold Resources Inc., a public company with common directors and management, an undivided one-third interest in certain mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada.

A third party holds a 3% NSR on the production from certain of the claims, up to a limit of US$1,250,000.

(iii)	Wayside claims

The Company owns certain mineral claims in the Lillooet Mining Division, British Columbia.

Realization of assets
The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to exploration and evaluation assets
Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

6.	EXPLORATION AND EVALUATION ASSETS (Continued)

Environmental
Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

7.	PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture and Equipment	Vehicles	Machinery Equipment	Total

COST
Balance at March 31, 2012	$7,841	$30,515	$22,656	$66,315	$127,327
Additions	3,652	3,435	32,320	35,633	75,040
Balance at March 31, 2013	11,493	33,950	54,976	101,948	202,367
Additions	-	-	-	5,493	5,493
Balance at March 31, 2014	$11,493	$33,950	$54,976	$107,441	$207,860

ACCUMULATED DEPRECIATION
Balance at March 31, 2012	$3,361	$8,978	$9,177	$9,953	$31,469
Depreciation	1,498	4,546	4,499	25,926	36,469
Balance at March 31, 2013	4,859	13,524	13,676	35,879	67,938
Depreciation	1,203	3,869	3,607	24,995	33,674
Balance at March 31, 2014	$6,062	$17,393	$17,283	$60,874	$101,612

CARRYING AMOUNTS
At March 31, 2013	$6,634	$20,426	$41,300	$66,069	$134,429
At March 31, 2014	$5,431	$16,557	$37,693	$46,567	$106,248

For the year ended March 31, 2014, depreciation of $20,792 (2013 - $35,487; 2012 - $12,211) was expensed as depreciation expense and the remaining balance of $12,882 (2013 - $982; 2012 - $7,878) was expensed as exploration expenditures.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

8.	SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

There are no share transactions during the year ended March 31, 2014.

During the year ended March 31, 2013:

100,000 stock options were exercised for gross proceeds of $35,000.  The Company reallocated the fair value of these options previously recorded in the amount of $21,160 from reserve for options to share capital.

During the year ended March 31, 2012:

On May 19, 2011, the Company completed a short-form prospectus financing issuing 20,600,000 common shares at a price of $1.95 per share for gross proceeds of $40,170,000. The underwriters received a cash commission of 5.0% of the gross proceeds raised through the financing and common share purchase warrants equal to 5.0% of the number of common shares issued under the financing. Total share issuance costs of $3,304,614 were incurred, including cash commission of $2,008,500 and 1,030,000 broker warrants, exercisable at a price of $1.95 per warrant until November 19, 2012, valued at $950,766. The fair value of the broker warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.59%, dividend yield of nil, volatility of 83.82% and an expected life of 18 months.

925,000 stock options were exercised for gross proceeds of $366,000. The Company reallocated the fair value of these options previously recorded in the amount of $291,601 from reserve for options to share capital.

13,558,723 warrants were exercised for gross proceeds of $13,697,750. The Company reallocated the fair value of these warrants previously recorded in the amount of $8,633,275 from reserve for warrants to share capital.

766,720 broker warrants were exercised for gross proceeds of $766,720. The Company reallocated the fair value of these warrants previously recorded in the amount of $298,097 from reserve for warrants to share capital.

4,991 common shares were granted to a former VHV shareholder.  No fair value was assigned to these common shares on the basis that the fair value of these shares is part of the $130,514,292 fair value attributed to the purchase of VHV.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

8.	SHARE CAPITAL (Continued)

Share purchase warrants

For the years ended March 31, 2014 and 2013, share purchase warrant activity is summarized as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, March 31, 2012	1,030,000	$1.95
Expired	(1,030,000)	$1.95
Balance, March 31, 2014 and 2013	-	-

Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis.  The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year.  The stock options are fully vested on the date of grant, except those issued to persons providing investor relations services, which vest over a period of one year.  The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

For the years ended March 31, 2014 and 2013, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2012	13,965,000	$0.83
Granted	1,350,000	$1.02
Exercised	(100,000)	$0.35
Expired and forfeited	(535,000)	$1.44
Stock options outstanding, March 31, 2013	14,680,000	$0.84
Granted	4,885,000	$0.41
Expired and forfeited	(1,075,000)	$1.25
Stock options outstanding, March 31, 2014	18,490,000	$0.72

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

8.	SHARE CAPITAL (Continued)

Stock options (Continued)

A summary of stock options outstanding and exercisable as at March 31, 2014 and 2013 as follows:

		Stock Options Outstanding		Stock Options Exercisable
Expiry Date	Exercise Price	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

November 15, 2013***	$0.75	-	500,000	-	500,000
November 21, 2013	$1.50	-	250,000	-	250,000
April 28, 2014	$0.25	225,000	325,000	225,000	325,000
January 28, 2015	$0.70	200,000	200,000	200,000	200,000
July 15, 2015	$0.75	100,000	-	25,000	-
July 20, 2015	$0.65	400,000	400,000	400,000	400,000
September 3, 2015	$1.00	3,285,000	3,400,000	3,285,000	3,400,000
March 25, 2016***	$0.75	7,920,000	8,030,000	7,920,000	8,030,000
October 3, 2016	$1.50	25,000	25,000	25,000	25,000
October 3, 2016***	$0.75	200,000	200,000	200,000	200,000
November 26, 2015	$0.75	100,000	100,000	62,500	25,000
November 26, 2015	$1.00	200,000	200,000	125,000	50,000
November 26, 2015	$1.25	200,000	200,000	125,000	50,000
May 15, 2017	$1.00	750,000	750,000	750,000	562,500
June 7, 2017	$1.00	100,000	100,000	100,000	75,000
March 10, 2019	$0.40	4,785,000	-	-	-
		18,490,000	14,680,000	13,442,500	14,092,500

*** On September 21, 2012, the Company modified the exercise price of options with an expiry date of November 15, 2013, March 25, 2016 and October 3, 2016 with an original exercise price of $1.25, $1.65 and $1.50 per share, respectively, to $0.75 each.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

9.	SHARE-BASED PAYMENTS

During the year ended March 31, 2014, the Company granted 4,885,000 stock options exercisable ranging from $0.40 to $0.75 and ranging from two to five years to directors, officers, employees and consultants of the Company.

During the year ended March 31, 2013, the Company granted 1,350,000 stock options exercisable ranging from $0.75 to $1.25 and ranging from three to five years to directors, officers, employees and consultants of the Company.

The Company recorded share-based payments of $103,306 (2013 - $1,023,915; 2012 - $251,082) on options issued, which vested during the year.

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes option pricing model with following weighted average assumptions:

	2014	2013	2012
Weighted average assumptions:
Fair value of options at grant date	$0.84	$0.26	$0.54
Risk-free interest rate	1.62%	1.34%	1.02%
Expected dividend yield	-	-	-
Expected option life (years)	4.94	4.26	3.00
Expected share price volatility	87.94%	103.57%	91.25%

10.	RELATED PARTY TRANSACTIONS

During the year ended March 31, 2014, $372,154 (2013 - $410,512) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; and salaries and benefits paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.  The agreement may be terminated with one month’s notice by either party.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

10.	RELATED PARTY TRANSACTIONS (Continued)

Due from related party consists of the following:

	March 31, 2014	March 31, 2013

ABC Drilling (i)	$-	$5,564

Due to related parties consists of the following:

	March 31, 2014	March 31, 2013

Chevillion Exploration. (ii)	$3,579	$3,480
Coral Gold Resources Ltd. (iii)	43,582	33,347
Oniva (i)	33,718	44,713
Great Thunder Gold Corp. (iii)	787	-
	$81,666	$81,540

(i)	Oniva and ABC Drilling are private companies related by way of common management and directors.

(ii)	Chevillion Exploration is a private company controlled by a director and officer of the Company.

(iii)	Coral Gold Resources Ltd. and Great Thunder Gold Corp. are public companies related by way of common directors.

Related party transactions are measured at the estimated fair values of the services provided or goods received. Amounts owing to related parties are without interest or stated terms of repayment.

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended March 31, 2014 and 2013 are as follows:

	2014	2013

Salaries and benefits	$98,308	$83,243
Consulting and management fees*	680,000	679,805
Share-based payments	39,616	656,731
	$817,924	$1,419,779

* Includes amounts paid to the CEO and COO of the Company, recorded in consulting and management fees, and exploration expense, respectively.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

11.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets, excluding financial instruments, in the following geographic locations:

	March 31, 2014	March 31, 2013
Canada
Reclamation deposit	$32,629	$32,629
Property and equipment	106,248	134,429
Total Canada	138,877	167,058

Mexico
Exploration and evaluation assets	128,763,649	126,601,959
	$128,902,526	$126,769,017

12.	COMMITMENTS

The Company has entered into consulting agreements that have expiry dates between May 2015 and April 2019.  The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	March 31, 2014	March 31, 2013
Not later than one year	$483,662	$494,647
Later than one year and no later than five years	1,920,000	15,868
	$2,403,662	$510,515

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

13.	INCOME TAXES

A reconciliation of income tax recovery computed at the Canadian statutory rate of 26.0% (2013 - 25.0%; 2012 - 26.13%) to income tax recovery (expense) for the years ended March 31 is as follows:

	2014	2013	2012
Expected income tax recovery	$1,320,383	$1,692,377	$	$ 3,429,520
Non-deductible expenses and other	(26,937)	(513,366)		(53,906)
Changes in timing differences	219,118	498,988		440,840
Share-based payments	-	255,979		(65,608)
Adjustments due to effective tax rate attributable to income taxes in other countries	(1,669)	657,676		284,133
Changes in income tax rates	699,235	(201,150)		(220,677)
Change in foreign exchange on tax assets and liabilities	(142,087)	516,001		-
Changes in unrecognized benefits	(2,068,043)	(2,906,505)		(3,814,302)
Income tax recovery (expense)	$-	$-		$-

As at March 31, 2014 and 2013, no deferred tax assets are recognized on the following temporary differences, as it is not probable that sufficient future taxable profit will be available to realize such assets:

	2014	2013
Non-capital loss carry-forwards	$53,697,171	$47,399,439
Exploration and evaluation assets	12,747,450	12,747,452
Share issue costs	681,069	1,916,288
Other	4,124,588	7,487,184
Unrecognized deductible temporary differences	$71,250,278	$69,550,363

At March 31, 2014, the Company had, non-capital losses aggregating approximately $54,000,000; $11,426,848 relates to losses in Canada and the remaining amount relates to losses incurred in Mexico. The Mexican non-capital losses are available for 10 years.  For Canada, these losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2015	$166,002
2016	452,235
2027	765,655
2028	642,413
2029	600,681
2030	1,790,866
2031	1,645,615
2032	2,576,937
2033	1,884,784
2034	901,660
$11,426,848

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

14.	FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, amounts receivable (excluding HST and IVA, being Mexican value added tax) and accounts payable are a reasonable estimate of their fair values due to their short term to maturity.  Cash equivalents are comprised of cashable GICs and corporate bonds with a maturity of three months or less and interest rates that range from 1.35% to 1.87%. Investment securities are accounted for at fair value based on quoted market prices. Amounts due from related parties are classified as loans and receivables and amounts due to related parties are classified as other liabilities.  The carrying amount of reclamation deposits approximate their fair value as the stated rates approximate market rates of interest, due from related parties and due to related parties approximate their fair value as they are due on demand.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk and market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash and cash equivalents at high credit rated Canadian financial institutions.  Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	March 31, 2014	March 31, 2013
Cash and cash equivalents held at major financial institutions
Canada	$41,644,257	$49,253,522
Mexico	41,519	58,392
	41,685,776	49,311,914
Reclamation deposits held at a major financial institution
Canada	32,629	32,629
Total	$41,718,405	$49,344,543

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at March 31, 2014 in the amount of $41,685,776 (2013 - $49,311,914) in order to meet short-term business requirements. At March 31, 2014, the Company had current liabilities of $275,031 (2013 - $244,226). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

14.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. The Company is exposed to interest rate risk and foreign currency risk.

Interest rate risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)
To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2014 and 2013.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

14.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk (Continued)

The Company is exposed to foreign currency fluctuation related to its cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the Company’s financial position, results of operations and cash flows, as follows:

	March 31, 2014		March 31, 2013
	MXN Pesos	USD	MXN Pesos	USD
Cash and cash equivalents	$443,193	$201,872	$661,140	$4,980,789
Accounts payable and accrued liabilities	(20,862,833)	-	(2,653,360)	-
Amounts due to related parties	-	(39,423)	-	(13,778)
Net exposure	$(20,419,640)	$162,449	$(1,992,220)	$4,967,011
Canadian dollar equivalent	$(1,728,523)	$179,555	$(163,900)	$5,044,497

Based on the net US dollar denominated asset and liability exposures as at March 31, 2014, a 6% (2013 - 6%) fluctuation in the Canadian/US exchange rates will impact the Company’s losses by approximately $11,000 (2013 - $302,000).

Based on the net Mexican peso denominated asset and liability exposures as at March 31, 2014, a 8% (2013 - 8%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s losses by approximately $138,000 (2013 - $13,000).

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

15.	FINANCIAL INSTRUMENTS (Continued)

(d)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices, which is immaterial.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(e)	Classification of financial instruments

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2014.

	Level 1	Level 2	Level 3
Investments	$291	$-	$-

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2013.

	Level 1	Level 2	Level 3
Investments	$3,977	$-	$-

16.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the year ended March 31, 2014. The Company is not subject to external restrictions on its capital.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years ended March 31, 2014 and 2013

17.	SUBSEQUENT EVENTS

Subsequent to March 31, 2014, the Company entered into a private placement of a convertible senior secured debenture (the “Debenture”) with an arm’s length company (the “Borrower”).  The principal amount is $1,000,000 and bears interest of 10% per annum with a maturity date of March 31, 2016.  The Debenture will be convertible at the Company’s option into common shares at any time up to, but no later than, the maturity date.  $850,000 has been advanced to the Borrower.

Subsequent to March 31, 2014, the Company recovered MXN $342,049 (approximately CDN $28,000) in value added taxes from the Mexican government.  The Company is in the process of filing the remaining monthly value added taxes returns.

Subsequent to March 31, 2014, 225,000 stock options with an exercise price of $0.25, and 100,000 stock options with an exercise price of $0.75, expired unexercised.

Subsequent to March 31, 2014, the Company commenced trading on the OTCQX marketplace in the United States under the ticker LVNVF.